UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 5)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MERCURY INTERACTIVE CORPORATION
(Name of subject company (Issuer))

MARS LANDING CORPORATION
HEWLETT-PACKARD COMPANY
(Name of Filing Persons (Offerors))

Common Stock, par value $0.002 per share (Title of classes of securities)	589405109 (CUSIP number of common stock)

Charles N. Charnas, Esq.
Acting General Counsel, Vice President and Assistant Secretary
Hewlett-Packard Company
3000 Hanover Street
Palo Alto, California 94304
(650) 857-1501
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copies to:

David K. Ritenour, Esq. Senior Counsel Hewlett-Packard Company 3000 Hanover Street Palo Alto, California 94304 (650) 857-1501	Larry W. Sonsini, Esq. Michael S. Ringler, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$4,638,245,508	$496,293
(1)
Estimated for purposes of calculating the filing fee only. This amount is based upon an estimate of the maximum number of shares to be purchased pursuant to the tender offer at the tender offer price of $52.00 per Share.

(2)
The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $107 for each $1,000,000 of value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$496,293	Filing Party:	Mars Landing Corporation and Hewlett-Packard Company
Form of Registration No.:	Schedule TO	Date Filed:	August 17, 2006
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

☐
Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third party tender offer subject to Rule 14d-1

☐
issuer tender offer subject to Rule 13e-4

☐
going private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 5 to the Tender Offer Statement on Schedule TO (this "Amendment"), filed with the Securities and Exchange Commission (the "SEC") on October 25, 2006, amends and supplements the Tender Offer Statement on Schedule TO filed with the SEC on August 17, 2006 (the "Initial Statement"), as amended, and relates to the offer by Mars Landing Corporation, a Delaware corporation (the "Offeror") and wholly-owned subsidiary of Hewlett-Packard Company, a Delaware corporation (the "Parent"), to purchase all outstanding shares of common stock, par value $0.002 per share (the "Shares"), of Mercury Interactive Corporation, a Delaware corporation (the "Company"), at a purchase price of $52.00 per Share (or any higher price per Share that is paid in the tender offer), net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 17, 2006 (which, together with any amendments and supplements thereto, collectively constitute the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

        The Offer is made pursuant to the Agreement and Plan of Merger, dated as of July 25, 2006, among the Offeror, the Parent and the Company.

        The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Initial Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.    Additional Information.

        1.     Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

        "On October 25, 2006, the Parent announced that the Offeror had extended the Offer, upon the terms and conditions set forth in the Offer to Purchase, until 12:00 Midnight, New York City time, on Wednesday, November 1, 2006. The Offer had been previously scheduled to expire at 12:00 Midnight, New York City time, on Friday, October 27, 2006. The depositary for the Offer has advised the Parent and the Offeror that, as of 12:00 Midnight, New York City time, on October 24, 2006, an aggregate of approximately 38.9 million Shares had been tendered and not withdrawn from the Offer."

        2.     The first paragraph of Section 16 of the Offer to Purchase entitled: "Certain Regulatory and Legal Matters" is hereby amended by adding the following sentence:

        "The Offeror and the Parent have received all required approvals from, and all other required actions have been taken by, governmental or administrative agencies in connection with the Offer and the Merger. In addition, the waiting period applicable to the transactions contemplated by the Merger Agreement (including the Offer and the Merger) under the HSR Act has expired and other material antitrust, competition or merger control consents reasonably deemed necessary, appropriate or desirable by Parent have been received."

        3.     The subsection entitled "Antitrust Matters; European Union" in Section 16 of the Offer to Purchase entitled "Certain Regulatory and Legal Matters" is hereby amended by adding the following sentence:

        "On October 20, 2006, the European Commission approved the proposed transaction."

        4.     The subsection entitled "Certain Financial Information" under Section 8 of the Offer to Purchase entitled "Certain Information Concerning the Company" is hereby amended by adding the following paragraph:

        "On October 25, 2006, the Company announced its preliminary, unaudited third quarter financial results. Based on the Company's preliminary review of its third quarter results, the Company expects total revenue growth to be in the range of 20 percent to 22 percent over the third quarter of 2005."

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        5.     The last paragraph of Section 15 of the Offer to Purchase entitled "Conditions to the Offeror's Obligations" is hereby amended by adding the following sentence:

        "If and to the extent that the conditions to the Offer (other than the Minimum Condition (i.e., a number of Shares that, together with any Shares then owned by Parent or the Offeror, represents at least a majority of all then outstanding Shares have been validly tendered in accordance with the terms of the Offer and not withdrawn)) have been satisfied at and as of 12:00 Midnight, New York City time, on Friday, October 27, 2006, all such conditions (other than the Minimum Condition) will be irrevocably and unconditionally waived by the Parent and the Offeror effective as of 12:00 Midnight, New York City time, on Friday, October 27, 2006. If all such conditions are satisfied at and as of such time, the only condition to the Offer that will continue to apply at the Expiration Date of the Offer will be the Minimum Condition. If any condition to the Offer is not satisfied at and as of such time, then such condition will continue to apply at the Expiration Date of the Offer."

Item 12.    Exhibits

(a)(1)(i)	Offer to Purchase, dated August 17, 2006.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Instructions for the Requestor of Forms W-8BEN, W-8ECI, W-8EXP, and W-8IMY.*
(a)(1)(viii)	Form of Summary Advertisement as published on August 17, 2006 in The Wall Street Journal.*
(a)(5)	Press Release issued by the Parent on July 25, 2006.*
(a)(5)(ii)	Press Release issued by the Parent on September 15, 2006.*
(a)(5)(iii)	Press Release issued by the Parent on September 29, 2006.*
(a)(5)(iv)	Press Release issued by the Parent on October 16, 2006.*
(a)(5)(v)	Press Release issued by the Parent on October 25, 2006
(b)	None.
(d)	Agreement and Plan of Merger, dated as of July 25, 2006, by and among the Parent, the Offeror and the Company.*
(d)(2)	Form of Tender and Voting Agreement entered into between the Parent and each of Brad Boston, Joseph Costello, Sandra Escher, Stanley Keller, Igal Kohavi, James Larson, David Murphy, Clyde Ostler, Yuval Scarlat, Yair Shamir, Brian Stein, Giora Yaron and Anthony Zingale on July 25, 2006.*
(g)	None.
(h)	None.

*
Previously filed.

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        After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

MARS LANDING CORPORATION
By:	/s/ CHARLES N. CHARNAS
Name:	Charles N. Charnas
Title:	Treasurer and Assistant Secretary
HEWLETT-PACKARD COMPANY
By:	/s/ CHARLES N. CHARNAS
Name:	Charles N. Charnas
Title:	Acting General Counsel, Vice President and Assistant Secretary
Dated October 25, 2006

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